NCTO.

2608942 A0849956

FILED LLF
Secretary of State
State of California

DEC - 9 2020

ICC

CERTIFICATE OF AMENTMENDMENT OF ARTICLES OF INCORPORATION OF INTELLIGENT BUYING, INC.

The undersigned certify that:

1. They are the **president** and the **secretary**, respectively, of INTELLIGENT BUYING,INC., a California corporation.

2. Article I. of the Articles of Incorporation of this corporation is amended to read as follows:

   The name of the corporation is Sentient Brands Holdings, Inc.

3. Article IV. of the Articles of Incorporation of this corporation is amended to read as follows:

   (i) This corporation is authorized to issue five hundred million (500,000,000) shares of Common Stock $0.001 par value and twenty-five million (25,000,000) shares of Preferred Stock $0.001 par value. The Board of Directors of the corporation shall have the authority to do the following:

   a) Designate multiple series of Preferred Stock and fix the number of shares of any such series;

   b) Designate the rights, preferences, privileges and restrictions granted to or imposed upon the respective series of shares of Preferred Stock or the holders thereof and, without restriction, determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

   c) As to any series of Preferred Stock, the number of which is authorized or fixed by the Board, the Board is authorized, within any limits stated in the Articles of Incorporation of the corporation or any resolution or resolutions of the Board originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

   (ii) The 7,254,588 issued and outstanding shares of the corporation's common stock outstanding shall be forward split, on a one (1) to seven (7) share ratio, with each one (1) currently issued and outstanding shares of the Corporation's common stock being replaced by seven (7) shares of post-split common stock. Par value shall remain unchanged. All other rights and privileges of the common stock shall remain unchanged. Preferred stock shall not be affected by this Amendment. Any fractional shares resulting from the forward stock split will be rounded up to the nearest whole number.

4. The foregoing amendments of Articles of Incorporation have been duly approved by the board of directors.

5. The foregoing amendments of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of common stock of the corporation is 7,254,588, and the total number of outstanding shares of preferred stock of the corporation is 1,000,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: December 3, 2020

George Furlan

George Furlan, President

George Furlan

George Furlan, Secretary